BB 6/13



07006233

UNITEDSTATES
ITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2007
WASH. D.C.
SECTION

SEC FILE NUMBER
8- 48795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2006 (MM/DD/YY) AND ENDING MARCH 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RESEARCH CAPITAL USA INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 BAY STREET, SUITE 4500
(No. and Street)

TORONTO	ONTARIO	M5L 1G2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW C. SELBIE 416-860-7615
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

199 BAY STREET, SUITE 3300 COMMERCE COURT WEST, BOX 31	TORONTO	ONTARIO	M5L 1B2
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW C. SELBIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RESEARCH CAPITAL USA INC., as of MARCH 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Research Capital USA Inc.

We have audited the accompanying statement of financial condition of Research Capital USA Inc. (the "Company") as of March 31, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Research Capital USA Inc. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

April 20, 2007

RESEARCH CAPITAL USA INC.

Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2007

Assets

Cash	$ 701,282
Prepaid expenses	9,583
Investment (note 3)	88,230
	$ 799,095

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 57,835
Current income taxes payable	92,111
Due to parent company (note 2)	189,927
	339,873
Stockholder's equity:	
Authorized:	
Unlimited preference shares, issuable in series, no par value	
Unlimited common shares, no par value	
Issued:	
1 common share	101
Additional paid-in capital	189,900
Retained earnings	269,221
	459,222
	$ 799,095

See accompanying notes to financial statements.

On behalf of the Board:



Director

RESEARCH CAPITAL USA INC.

Statement of Income
(Expressed in U.S. dollars)

Year ended March 31, 2007

Revenue:	
Agency commission	$ 193,112
New issue commission	495,769
Unrealized loss on investment	(31,890)
Other	25,419
	682,410
Expenses:	
Trading and administrative services (note 2)	30,000
Regulatory fees	21,099
Audit fees	81,272
Other (note 2)	209,075
	341,446
Income before income taxes	340,964
Income taxes	123,276
Net income	$ 217,688

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended March 31, 2007

	Common stock	Additional paid-in capital	Retained earnings	Total
Stockholder's equity, beginning of year	$ 101	$ 189,900	$ 51,533	$ 241,534
Net income	–	–	217,688	217,688
Stockholder's equity, end of year	$ 101	$ 189,900	$ 269,221	$ 459,222

See accompanying notes to financial statements.

RESEARCH CAPITAL USA INC.

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended March 31, 2007

Cash flows from (used in) operating activities:	
Net income	$ 217,688
Adjustments to reconcile to net income to net cash used in operating activities:	
Unrealized loss on investment	31,890
Deferred income taxes	(11,300)
Change in non-cash operating items:	
Increase in investment	(24,000)
Increase in other assets	(2,710)
Decrease in accounts payable and accrued liabilities	(1,665)
Increase in due from/to parent company	201,110
Increase in current income taxes payable	91,211
Increase in cash	502,224
Cash, beginning of year	199,058
Cash, end of year	$ 701,282
Supplemental cash flow information:	
Income taxes paid	$ 35,643

See accompanying notes to financial statements.

Research Capital USA Inc. (the "Company") was incorporated under the Canada Business Corporations Act on November 21, 2002.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers Inc. The Company computes its regulatory net capital under the basic method of the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). The Company's primary source of revenue is commission fees from securities trade executions for U.S. resident institutional clients. The Company clears all transactions with and for customers, on a fully disclosed basis, through its parent. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts pursuant to SEC Rule 15c3-3(k)(2)(i).

The Company is a wholly owned subsidiary of Research Capital Corporation (the "Parent"), a Canadian-owned investment dealer and member of the Investment Dealers Association of Canada and all major Canadian stock exchanges. Continuing operations of the Company are dependent on those of the Parent. The Company is located in Toronto, Canada.

1. Significant accounting policies:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting polices are as follows:

(a) Securities transactions:

Customers' securities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

(b) Foreign exchange translation:

Monetary assets and liabilities of the Company that were denominated in foreign currencies were translated into U.S. dollars at an exchange rate prevailing at the year end date. Transactions included in operations were translated at the average rate for the year. Exchange gains and losses resulting from the translation of these amounts were reflected in the statement of income in the year in which they occurred.

1. Significant accounting policies (continued):

(c) New issue commission revenue:

New issue commission revenue is derived from sales in new issue deals originating through the Parent and is recorded on a trade date basis.

(d) Investments:

Investments are recorded at fair value. Fair value is based on quoted market prices for exchange-traded or over-the-counter securities. Where no market exists, fair value is determined based on management's best estimate. Realized and unrealized changes in fair value are recorded in the year the changes occur.

(e) Income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

(f) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

1. Significant accounting policies (continued):

(g) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities, being cash and accounts payable and accrued liabilities approximate their carrying amounts due to the imminent of short-term maturity of these financial instruments. Investments are recorded at fair value (note 1(d)).

2. Related party transactions and balances:

Under an operating agreement whereby the Parent provides certain administrative and trading functions on behalf of the Company in the normal course of business, which are recorded at the exchange amount, being the amount agreed to by the parties. During the year ended March 31, 2007, the total of such charges was $30,000.

The balance due to the Parent of $189,927 is non-interest bearing and receivable on demand.

The transactions with the Parent described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

Included in other expenses is a management bonus of $125,000 paid to the Parent.

3. Investment:

The investment consists of 3,000 shares of common stock of the NASDAQ Stock Market, Inc. Such investment was acquired at a cost of $66,600 and is reflected on the statement of financial condition at estimated fair value of $88,230. These NASDAQ shares can be sold pursuant to the shelf registration statement and the related prospectus supplements filed by NASDAQ.

(Expressed in U.S. dollars)

4. Regulatory net capital requirement:

The Company is subject under Rule 15c3-1 to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital, as defined under this rule. Under the aggregate indebtedness method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. As at March 31, 2007, the Company had net capital of approximately $436,404, which is $336,404 in excess of the required minimum net capital of $100,000. The ratio of aggregate indebtedness to net capital at March 31, 2007 was approximately 0.78.

5. Concentrations of credit risk:

Substantially all of the clearing and depository operations for the Company are performed by the Parent as clearing broker pursuant to an operating agreement. The Parent, as clearing broker, reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.

RESEARCH CAPITAL USA INC.

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended March 31, 2007

Total stockholder's equity from statement of financial condition	$ 459,222
Deduct and/or charges:	
Total non-allowable assets	9,583
Net capital before holdbacks	449,639
Deductions:	
Holdbacks	13,235
Net capital	$ 436,404
Basic net capital requirement:	
Greater of:	
(i) Minimum net capital required, based on aggregate indebtedness	$ 22,658
(ii) Minimum net capital	100,000
Net capital requirement	$ 100,000
Excess net capital	$ 336,404
Aggregate indebtedness	$ 339,873
Ratio of aggregate indebtedness to net capital	0.78

The calculation above does not differ materially from the computation the Company reported on its Focus II filed on April 25, 2007.

Schedule 2 - Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Year ended March 31, 2007

The Company is exempt from the requirements of Rule 15c3-3 pursuant to paragraph k(2)(i), since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

END